NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

March 16, 2010

NYSE Amex LLC (the “Exchange” or “NYSE Amex”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

ARMOUR Residential REIT, Inc.

Common Stock, $0.0001 Par Value

Common Stock Purchase Warrants

Commission File Number – 333-160870

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with triggered the application of Section 1003(c)(i). Specifically, Section 1003(c)(i) of the NYSE Amex Company Guide (the “Company Guide”) provides that “[w]here the issuer has substantially discontinued the business that it conducted at the time it was listed or admitted to trading, and has become engaged in ventures or promotions which have not developed to a commercial stage or the success of which is problematical, it shall not be considered an operating company for the purposes of continued trading and listing on the Exchange.” Thus, as required by Section 1003(c)(i), NYSE Amex cannot continue the listing of a company listed as a special purpose acquisition companies (“SPAC”) after it ceases to be a SPAC if the actions taken by such company have led it to become a blind pool.

2.

The Common Stock and Units of ARMOUR Residential REIT, Inc. (the “Company” or “ARMOUR”) does not qualify for continued listing for the following reasons:

At the Special Meeting of Shareholders that was held on November 5, 2009, the Company received approval to, among other things, remove from its charter those protections that are characteristic of the SPAC structure. Based on a review of all information and documentation, including submissions provided by the Company, the Exchange Staff determined that after the effectiveness of the charter amendments (the “Amendments”), the Company triggered the application of Section 1003(a)(i) of the Company Guide. Specifically, the Company “substantially discontinued the business that it conducted at the time it was listed or admitted to trading,” in that it had ceased to be a SPAC. Additionally, it had “become engaged in ventures or promotions which have not developed to a commercial stage or the success of which is problematical.” As such the Company was no longer an operating company for the purposes of continued listing on the Exchange and was subject to delisting under Section 1003(a)(i) of the Company Guide. Moreover, because it eliminated the SPAC shareholder and investor protections, notwithstanding that it failed to complete an acquisition as contemplated by its prior SPAC structure, and was no longer an operating company, the Staff has determined that, after the effectiveness of the Amendments, the Company was a blind pool. It is a longstanding policy of both the Exchange and the SEC that entities that are blind pools are not suitable for listing and the proposed listing of such entities raise investor protections concerns.

Section 1009(b) of the Company Guide, provides that the Exchange will notify a company in writing (a “Deficiency Letter”) that it is below continued listing standards within 10 days of identification of the Company’s noncompliance. This section specifies that the Exchange will only send a Deficiency Letter to a company if that company would not qualify under an initial listing standard. In this case, the Company did not qualify for initial listing not only because it was a blind pool, but also because it failed to satisfy the Exchange’s minimum public distribution requirements set forth in Sections 101 and 102 of the Company Guide. Section 1009(b) of the Company Guide also provides that the Exchange will advise the Company in the Deficiency Letter of the time period available to the company to regain compliance with the continued listing standards. While Section 1009(b) of the Company Guide contemplates that a company may be provided a period of time to regain compliance, paragraph (a)(ii) therein provides that the Exchange may also immediately initiate delisting proceedings for the protection of investors.

3.

In reviewing the eligibility of the Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On December 7, 2009 Staff notified ARMOUR that it had determined to initiate delisting proceedings against the Company (the “Staff Determination”).  The Exchange’s letter dated December 7, 2009 also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (a “Panel”) within seven days of the Staff Determination, or by December 14, 2009.

(b)

On December 10, 2009, the Company requested, pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination.  A hearing before the Panel was scheduled for January 19, 2010.

(c)

On January 19, 2010, a hearing, at which the Company’s representatives were present, was conducted before the Panel.  By letters dated January 22, 2010 and January 25, 2010, the Exchange notified ARMOUR of the Panel’s decision to deny the Company’s appeal for continued listing of its Securities on the NYSE Amex and to authorize delisting proceedings.  The letter also informed the Company of its right, in accordance with Section 1205 of the Company Guide, to request that the Exchange’s Committee on Securities review the Panel’s decision within fifteen days.

(d)

The Company did not appeal the Panel’s decision to the Committee on Securities within the requisite time period or at all and has not otherwise regained compliance with the continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com/regulation.  Further, a copy of this application has been forwarded to Mr. Jeffrey J. Zimmer, Co-Chief Executive Officer of ARMOUR.

/s/

Claudia Crowley

Sr. Vice President & Chief of Staff

Chief Regulatory Officer, NYSE Amex LLC